UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OFFERPAD SOLUTIONS INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67623L 109

(CUSIP Number)

Scott Powers

LL Funds, LLC

2400 Market Street
Suite 302
Philadelphia, PA 19103
(267) 298-5495

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Chris Errico
Dentons US LLP

22 Little W 12th St.
New York, NY 10014

(212) 376-7800

March 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 67623L 109

1.	Names of Reporting Persons LL Capital Partners I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 92,685,278
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 92,685,278
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,685,278
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 23.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on (i) 232,571,810 shares of Common Stock outstanding as of February 21, 2023, reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, plus (ii) 44,195,302 shares of Common Stock issued upon exercise by Roberto Sella of 44,195,302 Pre-Funded Warrants sold by the Issuer on January 31, 2023, plus (iii) 116,547,657 shares of Common Stock issuable upon exercise of 116,547,657 Pre-Funded Warrants sold by the Issuer on January 31, 2023.

CUSIP NO. 67623L 109

1.	Names of Reporting Persons SIF V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 7,564,705
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,564,705
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,564,705
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on (i) 232,571,810 shares of Common Stock outstanding as of February 21, 2023, reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, plus (ii) 44,195,302 shares of Common Stock issued upon exercise by Roberto Sella of 44,195,302 Pre-Funded Warrants sold by the Issuer on January 31, 2023, plus (iii) 116,547,657 shares of Common Stock issuable upon exercise of 116,547,657 Pre-Funded Warrants sold by the Issuer on January 31, 2023.

CUSIP NO. 67623L 109

1.	Names of Reporting Persons Roberto Sella
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 45,573,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 45,573,408
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,573,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Based on (i) 232,571,810 shares of Common Stock outstanding as of February 21, 2023, reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, plus (ii) 44,195,302 shares of Common Stock issued upon exercise by Roberto Sella of 44,195,302 Pre-Funded Warrants sold by the Issuer on January 31, 2023, plus (iii) 116,547,657 shares of Common Stock issuable upon exercise of 116,547,657 Pre-Funded Warrants sold by the Issuer on January 31, 2023.

CUSIP NO. 67623L 109

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), of Offerpad Solutions Inc., a Delaware corporation (the “Issuer”) which has its principal executive offices at 2150 E. German Road, Suite 1, Chandler, Arizona, 85286. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 13, 2021 (the “Original Schedule 13D”) as amended by the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2023 (“Amendment No. 1”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1 and this Amendment No. 2, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a Pre-Funded Warrants Subscription Agreement with the Issuer dated January 31, 2023, on January 31, 2023, Roberto Sella acquired 44,195,302 pre-funded warrants (the “Pre-Funded Warrants”) to purchase shares of Common Stock. The Pre-Funded Warrants were acquired for a purchase price of $0.5599 per Pre-Funded Warrant for an aggregate purchase price of $24,744,950. The purchase price was paid by Roberto Sella using personal funds.

On March 29, 2023, Roberto Sella exercised 44,195,302 Pre-Funded Warrants at an exercise price of $0.0001 per share, and an aggregate exercise price of $4,419.53. The exercise price was paid by Roberto Sella using personal funds and resulted in the issuance of 44,195,302 shares of Common Stock by the Issuer to Roberto Sella.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 3 of this Amendment No. 1 to Schedule 13D is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there are (i) 232,571,810 shares of Common Stock outstanding, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 28, 2023, (ii) 44,195,302 shares of Common Stock issued upon exercise by Roberto Sella of 44,195,302 Pre-Funded Warrants and (iii) 116,547,657 shares of Common Stock issuable upon exercise of 116,547,657 Pre-Funded Warrants.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own an aggregate of 145,823,391 shares of Common Stock, representing approximately 37.1% of the Common Stock outstanding and to be issued upon exercise of the Pre-funded Warrants: (i) LLCP I may be deemed to beneficially own 92,685,278 shares of Common Stock, representing approximately 23.6% of the Common Stock outstanding, assuming exercise of the Pre-Funded Warrants, (ii) SIF V may be deemed to beneficially own an aggregate of 7,564,705 shares of Common Stock, representing approximately 1.9% of the Common Stock outstanding, assuming exercise of the Pre-Funded Warrants, and (iii) Roberto Sella may be deemed to beneficially own an aggregate of 45,573,408 shares of Common Stock, representing approximately 11.6% of the Common Stock outstanding, assuming exercise of the Pre-Funded Warrants.

Each of LL Funds, LLC, LLCP I GP, LLC and Roberto Sella disclaims beneficial ownership of the shares of Common Stock that LLCP I may be deemed to beneficially own. Each of LL Funds, LLC, LLCP II GP, LLC and Roberto Sella disclaims beneficial ownership of the shares of Common Stock that SIF V may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

CUSIP NO. 67623L 109

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2023

LL CAPITAL PARTNERS I, L.P.

By LLCP I GP, LLC,
its General Partner,

/s/ Roberto Sella
Roberto Sella
Sole Manager

SIF V, LLC

By LLCP II GP, LLC,
its Managing Member,

/s/ Roberto Sella
Roberto Sella
Sole Manager

/s/ Roberto Sella
Roberto Sella